Exhibit 21.1

Subsidiaries of Pzena Investment Management, Inc.

Pzena Investment Management, LLC, a Delaware limited liability company

Pzena Investment Management, Pty

Pzena Investment Management Special Situations, LLC

Pzena Investment Funds Trust, Pzena Large Cap Value Fund

Pzena International Value Service, a series of the Pzena Investment Management International, LLC